UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38344

METAURUS EQUITY COMPONENT TRUST

(Exact Name of Registrant as Specified in its Charter)

c/o Metaurus Advisors LLC
22 Hudson Place
Third Floor
Hoboken, NJ 07030
(201) 683-7979
(Address, including Zip Code, and Telephone Number, including Area Code, of

Registrant’s Principal Executive Offices)

Shares of U.S. Equity Ex-Dividend Fund – Series 2027

(Title of Each Class of Securities Covered By This Form)

Shares of U.S. Equity Cumulative Dividends Fund – Series 2027

(Titles of All Other Classes of Securities for Which a Duty to File Reports Under

Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Metaurus Equity Component Trust has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Metaurus Advisors LLC Sponsor of the Metaurus Equity Component Trust

Date: January 12, 2022	By:	/s/ Jamie Greenwald
	Name:	Jamie Greenwald
	Title:	Co-Chief Executive Officer